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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                         SUMMIT FAMILY RESTAURANTS INC.
                                (NAME OF ISSUER)

                                  COMMON STOCK
                         (TITLE OF CLASS OF SECURITIES)

                                  866056 10 4
                                 (CUSIP NUMBER)

                                ROBERT A. WILSON
                       VICE PRESIDENT AND GENERAL COUNSEL
                             CKE RESTAURANTS, INC.
                          1200 NORTH HARBOR BOULEVARD
                               ANAHEIM, CA 92801
                           TELEPHONE: (714) 774-5796
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                      RECEIVE NOTICES AND COMMUNICATIONS)
                            ------------------------

                                   COPIES TO:

                             C. CRAIG CARLSON, ESQ.
                       STRADLING, YOCCA, CARLSON & RAUTH
                     660 NEWPORT CENTER DRIVE, SUITE, 1600
                            NEWPORT BEACH, CA 92660
                           TELEPHONE: (714) 725-4000

                                 APRIL 4, 1996
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)
                            ------------------------

     If the filing person has previously filed on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

     Check the following box if a fee is being paid with this statement /X/.
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                               Page 1 of 42 Pages

                        Exhibit Index Appears on Page 8
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                                  SCHEDULE 13D

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  CUSIP No. 866056 10 4                                                 Page 2 of 42 Pages
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          NAME OF REPORTING PERSON
    1     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          CKE Restaurants, Inc.
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          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  / /
    2                                                                  (b)  / /
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          SEC USE ONLY
    3
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          SOURCE OF FUNDS
    4
          WC
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          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    5     PURSUANT TO ITEMS 2(d) or 2(e)                                    / /
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          CITIZENSHIP OR PLACE OF ORGANIZATION
    6
          Delaware
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                                           SOLE VOTING POWER
                                     7
                                           946,714
  NUMBER OF                      ---------------------------------------------------------------
   SHARES                                  SHARED VOTING POWER
BENEFICIALLY                         8
  OWNED BY                                 -0-
    EACH                         ---------------------------------------------------------------
  REPORTING                                SOLE DISPOSITIVE POWER
   PERSON                            9
    WITH                                   946,714
                                 ---------------------------------------------------------------
                                           SHARED DISPOSITIVE POWER
                                     10
                                           -0-
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          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    11    PERSON

          946,714
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          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12    CERTAIN SHARES  / /
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          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
    13
          approximately 16.5%
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          TYPE OF REPORTING PERSON
    14
          CO
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

                               Page 2 of 42 Pages
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ITEM 1.  SECURITY AND ISSUER

     The class of equity securities to which this Statement on Schedule 13D (the "Statement") relates is the common stock, par value $.10 per share (the "Common Stock"), of Summit Family Restaurants Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 440 Lawndale Drive, Salt Lake City, Utah 84115.

ITEM 2.  IDENTITY AND BACKGROUND

     This Statement is being filed by CKE Restaurants, Inc., a Delaware corporation ("CKE"). The principal executive offices of CKE are located at 1200 North Harbor Boulevard, Anaheim,California 92801. CKE is engaged in the food service industry, with its restaurant operations conducted through its subsidiaries Carl Karcher Enterprises, Inc., which operates, franchises and licenses the Carls Jr.(R) quick-service restaurant concept, and Boston Pacific, Inc., which holds a minority interest in Boston West, L.L.C., an operator of Boston Market restaurants in Southern California.

     Information regarding the directors and executive officers of CKE is set forth on Schedule I attached hereto, which is hereby incorporated by reference. All of the directors and executive officers of CKE are citizens of the United States.

     During the last five years, neither CKE nor, to the best knowledge of CKE, any person named in Schedule I attached hereto has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     On April 4, 1996, CKE purchased 946,714 shares of Series A Convertible Preferred Stock of Summit (the "Summit Preferred Stock") with general working capital funds for an aggregate purchase price of $4,989,182.78.

ITEM 4.  PURPOSE OF TRANSACTION

     CKE and the Company are parties to an Agreement and Plan of Merger and Reorganization, dated as of November 30, 1995 and amended as of January 24, 1996 and April 2, 1996 (as amended, the "Merger Agreement"), a copy of which is filed as Exhibit 1 to this Statement, pursuant to which CKE has agreed to acquire the Company, and the Company has agreed to be acquired by CKE, in a merger transaction. CKE and Summit expect to consummate the Merger in late May, 1996.

     On April 2, 1996, CKE and the Company agreed to amend the Merger Agreement to, among other things, reduce the merger consideration payable to the Company's stockholders to $5.27 per share ($2.63 in cash and shares of CKE Common Stock having a value of $2.64) from $5.55 per share. In connection with such amendment, CKE agreed to acquire all of the issued and outstanding shares of Summit Preferred Stock from ABS MB (JB) Limited Partnership ("ABS") for a cash purchase price of $5.27 per share. In connection with the purchase and sale of the Summit Preferred Stock, William L. Paternotte and Frederick L. Bryant resigned from the Board of Directors of the Company. As the holder of the Summit Preferred Stock, CKE is entitled to elect two persons to the Company's Board of Directors; however, at the present time, CKE does not intend to seek representation on the Company's Board until consummation of the Merger.

     The purpose of the purchase by CKE of the Summit Preferred Stock is to acquire a significant equity position in the Company and to facilitate consummation of the transactions contemplated by the Merger Agreement.

     CKE currently proposes to sell all 16 HomeTown Buffet restaurants operated by the Company as a franchisee concurrently with or promptly following the Merger; however, there can be no assurance that CKE

                               Page 3 of 42 Pages
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will be able to reach a definitive agreement with respect to such disposition, on the terms and in the timing presently desired by CKE, and CKE may determine not to complete such sale. Pending the Merger, CKE intends to play an increasingly active role in the operation of the Company.

     As a result of the Merger, the Company will become a wholly-owned subsidiary of CKE. Upon or promptly following the effective date of the Merger, CKE plans to cause the Common Stock to cease to be quoted on the Nasdaq National Market and to terminate the registration of the Common Stock under Section 12(g)(4) of the Securities and Exchange Act of 1934, as amended.

     Subject to applicable legal requirements and the factors referred to below, CKE does not presently intend to purchase any shares of Common Stock, but it may determine to purchase shares of Common Stock, in the open market, in privately negotiated transactions, in a tender offer or exchange offer, or otherwise. Any such purchases of shares of Common Stock could be at a price or prices greater or less than the consideration to be paid in the Merger. CKE also may determine to dispose of any portion or all of such shares at any time, or from time to time. Such transactions may be effected on terms and at prices then determined by CKE, which prices may vary from the consideration to be paid in the Merger. In determining whether to purchase shares of Common Stock or to dispose of its shares, and in formulating any plan or proposal with respect to any transactions involving the Company, whether prior to or following the Merger, CKE intends to consider and review various factors on a continuous basis, including the Company's financial condition, results of operations, business and prospects, other developments concerning the Company, the status and timing of the transactions contemplated by the Merger Agreement, the price and availability of shares of Common Stock, other investment and business opportunities available to CKE, developments with respect to CKE's business, and general economic, monetary and stock market conditions.

     In connection with its consideration of the Merger, CKE has reviewed, and will continue to review, on the basis of available information, various possible business strategies that it may consider involving the Company. CKE intends to continue to conduct a detailed review of the Company and its assets, businesses, operations, properties, policies, corporate structure, capitalization and management, and consider what, if any, changes CKE deems desirable in light of the circumstances which then exist. Except as otherwise described in this Statement, CKE has no definitive plans or proposals which relate to or would result in any of the following:

          (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

          (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

          (d) Any change in the present board of directors or management of issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e) Any material change in the present capitalization or dividend policy of the issuer;

          (f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

          (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

          (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

          (j) Any action similar to any of those enumerated above.

                               Page 4 of 42 Pages
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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) As of April 4, 1996, CKE was the beneficial owner of 946,714 shares of Common Stock (which are issuable upon conversion of the Summit Preferred Stock), which represent in the aggregate 16.5% of the outstanding shares of Common Stock (based on 4,805,902 shares of Common Stock outstanding as of January 23, 1996, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended December 18, 1995).

     Except as disclosed in the preceding paragraph, neither CKE nor, to the best knowledge of CKE, any of the persons referred to in Schedule I attached hereto beneficially owns any shares of Common Stock.

     (b) CKE has the power to vote, direct the voting of, dispose of and direct the disposition of the Summit Preferred Stock owned by it.

     (c) Other than the purchase of the Summit Preferred Stock described in Item 3 above, neither CKE nor, to the best knowledge of CKE, any of the persons referred to in Schedule I attached hereto has made any transactions in the Common Stock during the past 60 days.

     (d) CKE has the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Summit Preferred Stock owned by it.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Except as otherwise described in this Statement, neither CKE nor any other person referred to in Schedule I attached hereto has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     The following documents are filed as Exhibits to this Statement:

        Exhibit 2 Agreement and Plan of Merger and Reorganization, dated as of November 30, 1995 and amended as of January 24, 1996 and April 2, 1996, by and among the Company, CKE and Summit Merger, Inc.

                               Page 5 of 42 Pages
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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: April 10, 1996                          CKE RESTAURANTS, INC.
                                              By: /s/  JOSEPH N. STEIN
                                              -----------------------------------------------
                                              Joseph N. Stein,
                                              Chief Financial Officer

                               Page 6 of 42 Pages
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                                                                      SCHEDULE I

                        DIRECTORS AND EXECUTIVE OFFICERS
                            OF THE REPORTING PERSON

     The names, present principal occupations and business addresses of the directors and executive officers of CKE Restaurants, Inc., a Delaware corporation (the "Reporting Person") are set forth below. If no address is given, the director's or executive officer's business address is that of the Reporting Person, 1200 North Harbor Boulevard, Anaheim, California 92803. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to the Reporting Person. Each of the named individuals is a citizen of the United States.

DIRECTORS OF CKE

William P. Foley, II, Chairman of the Board and Chief Executive Officer

Frank P. Willey, President of Fidelity National Financial, Inc., 17911 Von
        Karman Avenue, Irvine, CA 92714

Daniel D. (Ron) Lane, Chairman and Chief Executive Officer, Lane/Kuhn Pacific,
        Inc., 14 Corporate Plaza, Newport Beach, CA 92660

Peter Churm, Chairman Emeritus, Furon Corporation, 29982 Ivy Glenn Drive, Laguna
        Niguel, CA 92677.

Carl L. Karcher, President, CLK, Inc., 72-875 Fred Waring Drive, Suite C, Palm
        Desert, CA 92260.

Carl N. Karcher, Chairman of the Board Emeritus

W. Howard Lester, Chairman of the Board and Chief Executive Officer, Williams -- Sonoma, Inc.,
        3250 Van Ness, San Francisco, CA 94109.

EXECUTIVE OFFICERS OF CKE

William P. Foley, II, Chairman of the Board and Chief Executive Officer

C. Thomas Thompson, President and Chief Operating Officer

Joseph N. Stein, Chief Financial Officer

Robert E. Wheaton, Executive Vice President

Rory J. Murphy, Senior Vice President, Restaurant Operations

Loren C. Pannier, Senior Vice President, Purchasing/Distribution

Robert W. Wisely, Senior Vice President, Marketing

Richard C. Celio, Senior Vice President, Development

Robert A. Wilson, Vice President and General Counsel and Secretary

                               Page 7 of 42 Pages
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                                 EXHIBIT INDEX

 EXHIBIT    DESCRIPTION                                                                   PAGE
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
Exhibit 2   Agreement and Plan of Merger and Reorganization, dated as of November 30,
            1995 and amended as of January 24, 1996 and April 2, 1996, by and among the
            Company, CKE and Summit Merger, Inc.

                               Page 8 of 42 Pages